Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

THIS IS AN ANNOUNCEMENT FALLING UNDER RULE 2.4 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE “CODE”) AND DOES NOT CONSTITUTE AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE AND THERE CAN BE NO CERTAINTY THAT ANY FIRM OFFER WILL BE MADE, NOR AS TO THE TERMS OF ANY SUCH OFFER.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014 (“MAR”). UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THE INSIDE INFORMATION IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN FOR THE PURPOSES OF MAR.

FOR IMMEDIATE RELEASE

October 6, 2022

PureTech Health plc

Statement regarding recent press speculation

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) notes the recent press speculation and confirms that it has exchanged indicative, non-binding proposals with Nektar Therapeutics, Inc. (“Nektar”) regarding a possible combination (which may include, amongst other things, an offer for share capital of PureTech) (the “Proposal”).

PureTech and Nektar remain in discussions regarding the Proposal. There can be no certainty that any firm offer will be made, nor as to the terms of any such offer. A further announcement will be made as and when appropriate.

In accordance with Rule 2.6(a) of the Code, Nektar will be required, by not later than 5.00 p.m. on November 3, 2022, either to announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Code or to announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline may be extended with the consent of the Takeover Panel in accordance with Rule 2.6(c) of the Code.

The person responsible for arranging for the release of this announcement on behalf of PureTech is Charles Sherwood, Associate General Counsel.

Enquiries:

PureTech

Allison Mead Talbot, Head of Communications

IR@puretechhealth.com

About PureTech Health

PureTech is a biotherapeutics company dedicated to changing the treatment paradigm for devastating diseases. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 27 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third that will soon be filed for FDA approval, as of the date of PureTech’s most recently filed Half-Year Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on unique insights in immunology and drug development.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Rule 26.1 disclosure

In accordance with Rule 26.1 of the Code, a copy of this announcement will be available (subject to certain restrictions relating to persons resident in restricted jurisdictions) at www.puretechhealth.com, by no later than 12 noon (London time) on October 7, 2022. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Rule 2.9 disclosure

In accordance with Rule 2.9 of the Code, as at the close of business on October 6, 2022 (being the business day ended prior to the date of this announcement), PureTech confirms that it had in issue 281,671,119 ordinary shares of one pence each with voting rights and admitted to trading on the main market of the London Stock Exchange under the ISIN code GB00BY2Z0H74. PureTech holds 7,341,784 ordinary shares in Treasury.

END